                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           Randgold Resources Limited
                                (Name of Issuer)

                                 Ordinary Shares
                         (Title of Class of Securities)

                                       N/A
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

                               [ ]   Rule 13d-1(b)
                               [ ]   Rule 13d-1(c)
                               [x]   Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N/A

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Randgold & Exploration Company Limited

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  [ ]

                                                                       (b)  [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         South Africa

               NUMBER OF            5     SOLE VOTING POWER
                 SHARES                   None
              BENEFICIALLY
                OWNED BY            6     SHARED VOTING POWER
                  EACH                    18,358,000
               REPORTING
              PERSON WITH           7     SOLE DISPOSITIVE POWER
                                          None

                                    8     SHARED DISPOSITIVE POWER
                                          18,358,000

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,358,000 ordinary shares of the Issuer which Randgold & Exploration
         Company Limited may be deemed to beneficially own by virtue of its position as sole shareholder of Randgold Resources (Holdings) Limited.

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         31.00%

12       TYPE OF REPORTING PERSON

         CO

CUSIP NO. N/A

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Randgold Resources (Holdings) Limited

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  [ ]

                                                                       (b)  [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Jersey, Channel Islands

                  NUMBER OF            5    SOLE VOTING POWER
                    SHARES                  None
                 BENEFICIALLY
                   OWNED BY            6    SHARED VOTING POWER
                     EACH                   18,358,000
                  REPORTING
                 PERSON WITH           7    SOLE DISPOSITIVE POWER
                                            None

                                       8    SHARED DISPOSITIVE POWER
                                            18,358,000

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,358,000 ordinary shares of the Issuer.

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         31.00%

12       TYPE OF REPORTING PERSON

         CO

Item 1(a)         NAME OF ISSUER:

                  Randgold Resources Limited

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  La Motte Chambers
                  La Motte Street
                  St. Helier
                  Jersey, JE1 1BJ
                  Channel Islands

Item 2(a)         NAME OF PERSON FILING:

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)  Randgold & Exploration Company Limited; and

                  ii) Randgold Resources (Holdings) Limited

Item 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                      i)     3rd Floor, 28 Harrison Street
                             Johannesburg
                             South Africa

                      ii)    La Motte Chambers
                             La Motte Street
                             St. Helier
                             Jersey, JE1 1BJ
                             Channel Islands

Item 2(c)         CITIZENSHIP:

                  See Item 4 of the cover pages attached hereto.

Item 2(d)         TITLE OF CLASS OF SECURITIES:

                  Ordinary Shares

Item 2(e)         CUSIP NUMBER:

                  N/A

Item 3            Not Applicable

Item 4            OWNERSHIP:

                  (a) Amount beneficially owned and (b) Percent of Class:

                  See Items 5 through 11 of the cover pages attached hereto.

                  This Schedule 13G shall not be construed as an admission that any Reporting Person, either for purposes of Section 13(d) or
                  13(g) of the Securities Exchange Act of 1934, as amended (the
                  "Act") or for other purposes, is the beneficial owner of any securities covered by this statement.

                  (c) See Items 5 through 8 of the cover pages attached hereto.

Item 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
                  beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable

Item 7            IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                  ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY OR CONTROL PERSON:

                  Not Applicable

Item 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable

Item 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable

Item 10           CERTIFICATION:

                  Not applicable

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005

                                    RANDGOLD & EXPLORATION COMPANY LIMITED

                                    By:  /s/ Roger Brett Kebble
                                         ------------------------------
                                         Name: Roger Brett Kebble
                                         Title: Chief Executive Officer

                                    RANDGOLD RESOURCES (HOLDINGS) LIMITED

                                    By:  /s/ Hendrik Christoffel Buitendag
                                         -----------------------------------
                                         Name: Hendrik Christoffel Buitendag
                                         Title: Financial Director

                                                                       Exhibit A

                           JOINT REPORTING AGREEMENT

         The undersigned, Randgold & Exploration Company Limited and Randgold
Resources (Holdings) Limited, agree that the statement to which this exhibit is appended is filed on behalf of each of them.

February 14 , 2005

                                        RANDGOLD & EXPLORATION COMPANY LIMITED

                                        By:  /s/ Roger Brett Kebble
                                             ------------------------------
                                             Name: Roger Brett Kebble
                                             Title: Chief Executive Officer

                                        RANDGOLD RESOURCES (HOLDINGS) LIMITED

                                        By:  /s/ Hendrik Christoffel Buitendag
                                             -----------------------------------
                                             Name: Hendrik Christoffel Buitendag
                                             Title: Financial Director